U.S. SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C. 20549

     INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940


1.   Name and Address of Reporting Person:

                    Waldon Randall Welty

                    One Independent Drive, Suite 3131
                    Jacksonville, Florida 32202


2.   Date of Event Requiring Statement (Month/Day/Year):    8/4/97

3.   IRS or Social Security Number of Reporting Person (Voluntary):

4.   Issuer Name and Ticker or Trading Symbol:   Vector Aeromotive Corporation
                                                 Symbol: VAC
                                                 CIK: 830664

5.   Relationship of Reporting Person to Issuer:   Director
                                      10% owner (controlled corporation has
                                  limited right to control vote of majority of directors)

6.   If Amendment, Date of Original (Month/Day/Year):

7.   Individual or Joint/Group Filing:  Form filed by One Reporting Person



      Table I - Non-Derivative Securities Beneficially Owned

1a.  Title of Security:  Common Stock

2a.  Amount of Securities Beneficially Owned:   81,556

3a.  Ownership Form (Direct (D) or Indirect (I):    D

4a. Nature of Indirect Beneficial Ownership: controlled corporation has limited right to control vote of majority of directors


1b.  Title of Security:  Common Stock

2b.  Amount of Securities Beneficially Owned:   37,333,333

3b.  Ownership Form (Direct (D) or Indirect (I):   I

4b. Nature of Indirect Beneficial Ownership: controlled corporation has limited right to control vote of majority of directors



       Table II - Derivative Securities Beneficially Owned
   (e.g., puts, calls, warrants, options, convertible securities


1.   Title of Derivative Security:  Option

2.   Date Exercisable and Expiration Date (Month/Day/Year):

     Date Exercisable:   7/22/97
     Expiration Date:    expiration date based on funding of debt, see Form 8-K
                         filing

3.   Title and Amount of Securities Underlying Derivative Security:

     Title:    Common Stock

     Amount or Number of Shares:   60,000,000

4.   Conversion or Exercise Price of Derivative Security:   $1,250,000 in the
                                                             aggregate

5.   Ownership Form of Derivative Security: Direct (D) or Indirect (I):       I

6.   Nature of Indirect Beneficial Ownership :   Option owed by controlled
                                                 corporation





    /s/ W. R. Welty
                                              9/25/97
     *Signature of reporting Person             Date


*Intentional misstatements or omissions of facts constitute Federal Criminal
Violations.   See 18 U.S.C. 1001 and 15 U.S.C. 78f(a).


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